Exhibit (d)(7)(ii)

SCHEDULE A

STRATEGIC PARTNERS ASSET ALLOCATION FUNDS

International Equity Sleeves

As compensation for services provided by Thornburg Investment Management, Inc., Prudential Investments LLC will pay Thornburg a fee equal, on an annualized basis, to the following:

Current Contractual Fee Rate Effective as of July 1, 2006:

Portfolio/Fund Name	Advisory Fee
Strategic Partners Moderate Allocation Fund (international equity sleeve)	0.35% on aggregate average daily net assets up to $100 million; 0.30% on aggregate average daily net assets over $100 million*
Strategic Partners Growth Allocation Fund (international equity sleeve)	0.35% on aggregate average daily net assets up to $100 million; 0.30% on aggregate average daily net assets over $100 million*

*For purposes of the fee calculation, the assets managed by Thornburg in the international equity sleeves of the above-referenced Funds will be aggregated together and will also be aggregated with the assets managed by Thornburg in the following Portfolios/Funds:

(i)	Prudential World Fund, Inc.—Strategic Partners International Value Fund
(ii)	American Skandia Trust—AST International Value Portfolio
(iii)	The Prudential Series Fund—SP International Value Portfolio

Prior Contractual Fee Rate History:

The following fee rates were in effect from 3/25/05 through 6/30/06:

Portfolio/Fund Name	Advisory Fee
Strategic Partners Moderate Allocation Fund	0.45% on average daily net assets up to $50 million; 0.40% on next $50 million of average daily net assets; 0.30% on average daily net assets over $100 million
Strategic Partners Growth Allocation Fund	0.45% on average daily net assets up to $50 million; 0.40% on next $50 million of average daily net assets; 0.30% on average daily net assets over $100 million